Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES DATE FOR SECOND QUARTER 2015
FINANCIAL EARNINGS RELEASE AND CONFERENCE CALL AND PARTICIPATION IN UPCOMING INVESTOR CONFERENCES

Toronto, Ontario – June 30, 2015 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) will report financial results for the three and six months ended June 30, 2015, on Thursday, July 30, 2015, before the opening of the stock markets. The Company will also host a conference call on Thursday, July 30, 2015, at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 74404375, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay of the conference call will be available after the call until Thursday, August 13, 2015, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 74404375.  International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Presentation slides which accompany the conference call will be made available in the Investors section of the Progressive Waste Solutions website under Presentations & Events prior to the conference call.

Progressive Waste Solutions also announced that executives of the Company currently plan to participate in the following investor conferences during the third quarter of 2015:

•	Wednesday, September 9, 2015 – RBC Global Industrials Conference in Las Vegas, NV
•	Wednesday, September 16, 2015 – CIBC Eastern Institutional Investors Conference in Montreal, QC
•	Thursday, September 17, 2015 – Imperial Capital Global Opportunities Conference in New York, NY

Webcasts, and when applicable, presentation slides, will be made available prior to the start of each conference at www.progressivewaste.com in the Investor Relations section under Presentations & Events.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Contact Information:
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com